

September 10, 2020

Donald Beavers
Chief Executive Officer
Sollensys Corp.
2475 Palm Bay Rd NE, Suite 120
Palm Bay, FL 32905

> **Re: Sollensys Corp.**
> **Form 8-K**
> **Filed August 11, 2020**
> **File No. 333-174581**

Dear Mr. Beavers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Laura Anthony